CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON LLC

One Madison Avenue
New York, NY 10010-3629

Tel 1 212 325 2000
www.csfb.com

04045198

August 31, 2004

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 – File No. 082-4705

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose two supplements to the Credit Suisse First Boston Information Statement dated July 15, 2004. The supplements include financial information for the second quarter and six months ended June 30, 2004.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner
Vice President

Enclosure

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 29 2004
WASH. D.C. 202 SECTION

DLW 9/30

SUPPLEMENT DATED
AUGUST 20, 2004
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED JULY 15, 2004

U.S. GAAP Interim Financial Information – Unaudited

Credit Suisse First Boston released its unaudited financial information as at and for the six months ended June 30, 2004 prepared in accordance with U.S. GAAP. Unaudited financial information as at December 31, 2003 and for the six months ended June 20, 2003, previously reported in accordance with Swiss GAAP, has been restated to be presented in accordance with U.S. GAAP. Credit Suisse First Boston did not manage its business in accordance with all requirements of U.S. GAAP as at December 31, 2003 and during the period ended June 30, 2003 and the results presented on the restated basis may not be indicative of future financial performance.

Credit Suisse First Boston

Consolidated Income statement as at 30. June 2004

Unaudited

in CHF m	30.06.04	30.06.03
Interest and dividend income	10'306	9'181
Interest expense	(8'164)	(7'238)
Net interest income	**2'142**	**1'943**
Commissions and fees	4'417	4'162
Trading revenues	1'609	2'322
Realized gains/(losses) from investment securities, net	(38)	(49)
Other revenues	1'289	1
Total noninterest revenues	**7'277**	**6'436**
Net revenues	**9'419**	**8'379**
Provision for credit losses	60	198
Total benefits, claims and credit losses	**60**	**198**
Banking compensation and benefits	4'790	4'453
Other expenses	2'441	2'666
Goodwill impairment	0	0
Restructuring charges	0	0
Total operating expenses	**7'231**	**7'119**
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**2'128**	**1'062**
Income tax expense/(benefit)	421	312
Dividends on preferred securities for consolidated entities	0	37
Minority interests, net of tax	665	97
Income/(loss) from continuing operations before extraordinary items and cumulative effect of accounting changes	**1'042**	**616**
Income/(loss) from discontinued operations, net of tax	0	20
Extraordinary items, net of tax	0	0
Cumulative effect of accounting changes, net of tax	(17)	(13)
Net income/(loss)	**1'025**	**623**

Credit Suisse First Boston
Consolidated Balance Sheet as at 30 June 2004

Unaudited

in CHF m	30.06.04	31.12.03
Assets		
Cash and due from banks	27'918	20'240
Interest-bearing deposits with banks	6'431	4'837
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	287'990	247'488
Securities received as collateral	21'583	14'827
Trading assets (of which CHF 100'046 m and CHF 95'309 m encumbered)	306'974	264'484
Investment securities (of which CHF nil encumbered)	1'247	2'137
Other investments	6'512	2'534
Real estate held for investment	320	260
Loans, net of allowance for loan losses of CHF 1'057m and CHF 1'383 m	21'421	25'164
Premises and equipment	3'998	4'071
Goodwill	9'776	9'558
Intangible assets	516	526
Other assets (of which CHF 3'926 m and CHF 2'644 m encumbered)	72'750	56'100
Discontinued operations - assets	0	0
Total assets	**767'436**	**652'226**
Liabilities and shareholders' equity		
Deposits	160'789	126'648
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	230'104	220'706
Obligation to return securities received as collateral	21'583	14'827
Trading liabilities	175'693	148'765
Short-term borrowings	18'927	16'199
Long-term debt	78'004	68'143
Other liabilities	63'289	42'278
Discontinued operations - liabilities	0	0
Preferred securities	0	154
Minority interests	7'298	1'969
Total liabilities	**755'687**	**639'689**
Common shares	4'400	4'400
Additional paid-in capital	14'318	15'425
Retained earnings	(1'265)	(2'280)
Treasury shares, at cost	(3'234)	(2'431)
Accumulated other comprehensive income/(loss)	(2'470)	(2'577)
Total shareholders' equity	**11'749**	**12'537**
Total liabilities and shareholders' equity	**767'436**	**652'226**

Credit Suisse First Boston

Derivative Instruments

Unaudited

In CHF Bn

	Trading			Hedging		
30.06.04	Notional amount	Positive Replacement value	Negative Replacement value	Notional amount	Positive Replacement value	Negative Replacement value
Interest rate products	13'783.0	146.5	141.3	53.4	1.9	0.4
Foreign exchange products	1'664.9	30.7	29.8	0.8	0.3	0.0
Precious metals products	8.5	0.7	2.8	0.0	0.0	0.0
Equity/Index - related products	507.0	16.6	21.0	0.0	0.0	0.0
Other products	395.8	5.4	7.3	0.2	0.0	0.0
Total	**16'359.2**	**199.9**	**202.2**	**54.4**	**2.2**	**0.4**

31.12.03						
Interest rate products	11'276.7	156.6	155.1	43.5	2.5	0.3
Foreign exchange products	1'430.4	43.5	43.9	1.8	0.2	0.0
Precious metals products	10.4	1.1	3.4	0.0	0.0	0.0
Equity/Index - related products	408.6	15.2	17.3	0.1	0.0	0.0
Other products	273.9	4.2	5.9	0.5	0.0	0.0
Total	**13'400.0**	**220.6**	**225.6**	**45.9**	**2.7**	**0.3**

	30.06.04		**31.12.03**	
	Positive Replacement value	Negative Replacement value	Positive Replacement value	Negative Replacement value
Replacement values (trading and hedging) before netting	202.1	202.6	223.3	225.9
Replacement values (trading and hedging) after netting	47.5	48.0	52.8	55.4

Credit Suisse First Boston
Consolidated Off Balance Sheet business

Unaudited	**Total gross amount**		**Total net amount**	
In CHF m	**30.06.04**	**31.12.03**	**30.06.04**	**31.12.03**
Credit guarantees and similar instruments	8'378	9'447	6'485	7'495
Performance guarantees and similar instruments	3'567	2'896	2'785	2'258
Securities lending indemnifications	22'696	21'888	22'696	21'888
Market value guarantees	298'136	206'752	298'137	206'752
Other guarantees	2'204	3'577	2'204	3'577
Total guarantees	**334'981**	**244'560**	**332'307**	**241'970**
Irrevocable commitments under documentary credits	955	1'787	955	1'787
Undrawn irrevocable credit facilities	71'110	66'730	71'110	66'730
Forward reverse repurchase agreements	9'536	12'537	9'536	12'537
Other commitments	1'950	1'822	1'950	1'822
Total other off-balance sheet commitments	**83'551**	**82'876**	**83'551**	**82'876**

SUPPLEMENT DATED
AUGUST 4, 2004
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED JULY 15, 2004

Interim Financial Information

On August 4, 2004, Credit Suisse Group released its financial results for the six months ended June 30, 2004 and for the second quarter of 2004, including the financial results of the CSFB business unit, some of which are excerpted and included in this supplement as Annex I. For further information on the interim results of operations for the CSFB business unit, we refer you to "Investor Relations — Corporate Reporting — Quarterly Reporting" on Credit Suisse Group's website at www.credit-suisse.com. The results of operations for the CSFB business unit may differ significantly from our financial results. See "Operating and Financial Review and Prospects — Differences in the Results of Operations of the Bank and CSFB, Institutional Securities and CSFB Financial Services" in the Information Statement.

Credit Suisse First Boston reported net income of CHF 430 million in the second quarter of 2004. Credit Suisse First Boston's revenues excluding amounts related to minority interests increased modestly compared to the second quarter of 2003, where improvements in Wealth & Asset Management and continued solid investment banking performance were offset by significantly lower trading results. Revenues excluding amounts related to minority interests were down in comparison to the first quarter of 2004. Return on average allocated capital increased 7.9 percentage points to 14.5% and pre-tax margin, excluding minority interest revenues, increased 1.8 percentage points to 13.2% compared with the second quarter of 2003.

Credit Suisse First Boston reported net income of CHF 430 million in the second quarter of 2004, up CHF 228 million, or 113%, compared with the second quarter of 2003. Net income decreased CHF 329 million, or 43%, compared to the first quarter of 2004. Net income was unaffected by the CHF 515 million of increased revenues related to the consolidation of certain private equity and other funds under FIN 46R ("FIN 46R consolidation"), as offsetting minority interests were also recorded. Credit Suisse First Boston's net revenues excluding amounts related to minority interests increased by 4% compared to the second quarter of 2003 and decreased 13% compared to the first quarter of 2004. The relatively low tax rate of 11% for the second quarter of 2004 was mainly a consequence of non-taxable revenues related to minority interests and, to a lesser degree, the favorable resolution of certain tax matters. Excluding non-taxable revenues, the tax rate was 21%. For the first half of 2004, the reported tax rate was 18% (26% excluding non-taxable revenues related to minority interests).

Institutional Securities' second quarter 2004 net income decreased CHF 26 million to CHF 129 million compared with the second quarter of 2003, reflecting weaker trading revenues. At Wealth & Asset Management, net income increased CHF 254 million in the second quarter of 2004 compared with the second quarter of 2003, primarily as a result of private equity investment gains from its Alternative Capital Division. At Wealth & Asset Management, assets under management as of June 30, 2004 decreased 1.2%, or CHF 6.0 billion, to CHF 489.3 billion from March 31, 2004, and net new assets were CHF 2.7 billion for the second quarter of 2004.

Credit Suisse First Boston

in CHF m, except where indicated	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Net revenues	**4,633**	4,863	3,960	(5)	17	**9,496**	8,189	16
Net revenues (excluding minority interest revenues) [1]	**4,118**	4,755	3,960	(13)	4	**8,873**	8,189	8
Total operating expenses	**3,494**	3,722	3,460	(6)	1	**7,216**	6,868	5
Net income	**430**	759	202	(43)	113	**1,189**	800	49
Cost/income ratio	**75.4%**	76.5%	87.4%	–	–	**76.0%**	83.9%	–
Cost/income ratio (excluding minority interest revenues) [1]	**84.8%**	78.3%	87.4%	–	–	**81.3%**	83.9%	–
Compensation/revenue ratio	**47.3%**	52.0%	56.0%	–	–	**49.7%**	52.8%	–
Compensation/revenue ratio (excluding minority interest revenues) [1]	**53.2%**	53.2%	56.0%	–	–	**53.2%**	52.8%	–
Pre-tax margin	**22.9%**	23.9%	11.4%	–	–	**23.4%**	13.6%	–
Pre-tax margin (excluding minority interest revenues) [1]	**13.2%**	22.2%	11.4%	–	–	**18.0%**	13.6%	–
Return on average allocated capital	**14.5%**	28.1%	6.6%	–	–	**21.0%**	12.8%	–
Average allocated capital	**11,824**	10,806	12,212	9	(3)	**11,298**	12,524	(10)

[1] Excluding CHF 515 million, CHF 108 million and CHF 623 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.

	30.06.04	31.03.04	31.12.03	Change in % from 31.03.04	Change in % from 31.12.03
Assets under management in CHF bn	**494.1**	501.9	477.0	(2)	4
Number of employees (full-time equivalents)	**18,718**	18,453	18,341	1	2

Institutional Securities income statement

in CHF m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Net interest income	**1,065**	1,042	937	2	14	**2,107**	1,766	19
Investment banking	**902**	840	873	7	3	**1,742**	1,686	3
Commissions and fees	**617**	763	624	(19)	(1)	**1,380**	1,236	12
Trading revenues including realized gains/(losses) from investment securities, net	**199**	1,248	759	(84)	(74)	**1,447**	2,080	(30)
Other revenues	**351**	104	119	238	195	**455**	98	364
Total noninterest revenues	**2,069**	2,955	2,375	(30)	(13)	**5,024**	5,100	(1)
Net revenues	**3,134**	3,997	3,312	(22)	(5)	**7,131**	6,866	4
Provision for credit losses	**80**	(21)	50	–	60	**59**	204	(71)
Compensation and benefits	**1,916**	2,251	1,966	(15)	(3)	**4,167**	3,805	10
Other expenses	**942**	847	901	11	5	**1,789**	1,864	(4)
Total operating expenses	**2,858**	3,098	2,867	(8)	0	**5,956**	5,669	5
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**196**	920	395	(79)	(50)	**1,116**	993	12
Income tax expense	**14**	257	228	(95)	(94)	**271**	315	(14)
Minority interests, net of tax	**53**	40	0	33	–	**93**	0	–
Income from continuing operations before cumulative effect of accounting changes	**129**	623	167	(79)	(23)	**752**	678	11
Cumulative effect of accounting changes, net of tax	**0**	0	(12)	–	–	**0**	(12)	–
Net income	**129**	623	155	(79)	(17)	**752**	666	13

Institutional Securities

Institutional Securities' second quarter 2004 net income decreased CHF 26 million to CHF 129 million compared with the second quarter of 2003, reflecting a 5% decrease in net revenues (a 7% decrease excluding amounts related to minority interests) partially offset by a decline in compensation and benefits expenses as well as income tax expenses. The decline in revenue primarily reflected significantly lower fixed income and equity trading results, partially offset by a solid investment banking performance and gains on legacy investments. Compared to the first quarter of 2004, net income declined CHF 494 million on significantly weaker trading results.

Compared to March 31, 2004, total impaired loans decreased CHF 354 million, to CHF 1.3 billion, and valuation allowances as a percentage of total impaired loans increased 9.2 percentage points to 82.6% as of June 30, 2004, as a result of a favorable credit environment. During the second quarter of 2004, provisions for credit losses increased CHF 30 million, to CHF 80 million, from the second quarter of 2003.

Operating expenses of CHF 2,858 million were practically unchanged compared to the second quarter of 2003. Compensation and benefits expenses decreased 3%, or CHF 50 million, in the second quarter of 2004, with a decline in incentive compensation reflecting lower revenues. Non-compensation expenses increased 5%, or CHF 41 million, primarily reflecting increased business activity and a modest rise in litigation costs.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. Investment banking maintained its net revenue base, with second quarter 2004 revenues of CHF 902 million, up 3% compared to the second quarter of 2003, primarily due to increased advisory and other fees and equity underwriting, and up 7% compared to the first quarter of 2004. Debt underwriting revenue of CHF 472 million decreased 2% compared to the second quarter of 2003 primarily from a decline in asset and real estate securitizations offset by an increase in leveraged finance underwriting. Debt underwriting revenue increased 19% compared to the first quarter of 2004, primarily resulting from higher leveraged and syndicated finance fees. Credit Suisse First Boston continued to be ranked first in global high-yield new issuances for the second quarter of 2004. Equity underwriting revenues in the second quarter of 2004 increased 9%, to CHF 189 million, compared to the second quarter of 2003 as the industry-wide volume of new issuances improved. However, equity underwriting revenues decreased 22% compared to the first quarter of 2004, primarily due to a decline industry-wide in the volume of new issuances. Second quarter 2004 advisory and other fees increased 11% compared to the second quarter of 2003, reflecting an increase in merger and acquisition activity.

Institutional Securities revenue disclosure

in CHF m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Debt underwriting	**472**	397	484	19	(2)	**869**	825	5
Equity underwriting	**189**	243	173	(22)	9	**432**	286	51
Underwriting	**661**	640	657	3	1	**1,301**	1,111	17
Advisory and other fees	**241**	200	217	21	11	**441**	576	(23)
Total investment banking	**902**	840	874	7	3	**1,742**	1,687	3
Fixed income	**1,012**	1,869	1,622	(46)	(38)	**2,881**	3,558	(19)
Equity	**843**	1,105	978	(24)	(14)	**1,948**	1,703	14
Total trading	**1,855**	2,974	2,600	(38)	(29)	**4,829**	5,261	(8)
Other (including loan portfolio)	**377**	183	(162)	106	–	**560**	(82)	–
Net revenues	**3,134**	3,997	3,312	(22)	(5)	**7,131**	6,866	4
Commissions, fees and other	**686**	751	605	(9)	13	**1,437**	1,187	21
Trading revenues (principal transactions)	**332**	1,233	1,115	(73)	(70)	**1,565**	2,422	(35)
Net interest income	**837**	990	880	(15)	(5)	**1,827**	1,652	11
Total trading	**1,855**	2,974	2,600	(38)	(29)	**4,829**	5,261	(8)

Institutional Securities key information

	2Q2004	1Q2004	2Q2003	6 months 2004	6 months 2003
Cost/income ratio	**91.2%**	77.5%	86.6%	**83.5%**	82.6%
Cost/income ratio (excluding minority interest revenues) [1]	**92.8%**	78.3%	86.6%	**84.6%**	82.6%
Compensation/revenue ratio	**61.1%**	56.3%	59.4%	**58.4%**	55.4%
Compensation/revenue ratio (excluding minority interest revenues) [1]	**62.2%**	56.9%	59.4%	**59.2%**	55.4%
Pre-tax margin	**6.3%**	23.0%	11.9%	**15.6%**	14.5%
Pre-tax margin (excluding minority interest revenues) [1]	**4.6%**	22.2%	11.9%	**14.5%**	14.5%
Return on average allocated capital	**4.9%**	25.6%	5.6%	**14.8%**	11.9%
Average allocated capital in CHF m	**10,583**	9,726	11,037	**10,139**	11,171

[1] Excluding CHF 53 million, CHF 40 million and CHF 93 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation.

	30.06.04	31.03.04	31.12.03	Change in % from 31.03.04	Change in % from 31.12.03
Total assets in CHF bn	**755.3**	762.9	644.4	(1)	17
Number of employees (full-time equivalents)	**15,801**	15,505 [1]	15,374 [1]	2	3

[1] Prior periods have been adjusted to conform to the current presentation.

Total trading revenues include fixed income and equity sales and trading, and reflected rising interest rates and geopolitical uncertainties during the second quarter of 2004. Fixed income trading generated revenues of CHF 1,012 million in the second quarter of 2004, a decrease of 38% compared to the second quarter of 2003, primarily as a result of a decline in proprietary trading results, lower client activity and losses on derivatives used for risk management purposes, which do not qualify for hedge accounting. In comparison to the strong first quarter of 2004, fixed income trading for the second quarter of 2004 declined CHF 857 million, or 46%, across most product areas and included losses on derivatives similar to above. Equity trading revenues were CHF 843 million in the second quarter of 2004, a decrease of 14% compared to the second quarter of 2003, due to lower proprietary trading results and the adverse impact of lower volumes and liquidity in the convertible securities business. Cash business trading improved in all regions compared to the second quarter of 2003. Equity trading decreased CHF 262 million, or 24%, from the first quarter of 2004, principally due to lower proprietary trading results.

Other revenues increased to CHF 377 million in the second quarter of 2004 compared to a CHF 162 million loss in the second quarter of 2003, primarily as a result

Wealth & Asset Management income statement

in CHF m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Net interest income	**42**	19	11	121	282	**61**	13	369
Asset management and administrative fees	**632**	634	569	0	11	**1,266**	1,131	12
Trading revenues including realized gains/(losses) from investment securities, net	**53**	43	70	23	(24)	**96**	123	(22)
Other revenues	**772**	170	(2)	354	–	**942**	56	–
Total noninterest revenues	**1,457**	847	637	72	129	**2,304**	1,310	76
Net revenues	**1,499**	866	648	73	131	**2,365**	1,323	79
Compensation and benefits	**276**	277	251	0	10	**553**	519	7
Other expenses	**360**	347	342	4	5	**707**	680	4
of which commission and distribution expenses	**218**	223	193	(2)	13	**441**	373	18
Total operating expenses	**636**	624	593	2	7	**1,260**	1,199	5
Income from continuing operations before taxes and minority interests	**863**	242	55	257	–	**1,105**	124	–
Income tax expense	**100**	38	7	163	–	**138**	10	–
Minority interests, net of tax	**462**	68	0	–	–	**530**	0	–
Income from continuing operations	**301**	136	48	121	–	**437**	114	283
Income/(loss) from discontinued operations, net of tax	**0**	0	(1)	–	–	**0**	20	–
Net income	**301**	136	47	121	–	**437**	134	226

of gains on legacy investments in the second quarter of 2004, offset in part by a loss on derivatives used to manage certain risks in the corporate loan portfolio but not qualifying for hedge accounting. Other revenues increased CHF 194 million, or 106%, in the second quarter of 2004 compared to the first quarter of 2004, primarily resulting from gains on legacy investments. The net exposure to legacy investments as of June 30, 2004, was reduced to CHF 1.9 billion, including unfunded commitments for the real estate portfolio, a decline of CHF 30 million from March 31, 2004. Other revenues in the second quarter of 2004 include CHF 53 million related to the FIN 46R consolidation.

Wealth & Asset Management

The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Private Client Services and Other. Credit Suisse Asset Management includes the results of the private equity and private fund group activities derived from fixed income, equity, balanced, money market, real estate and alternative investment asset management activities. Within Credit Suisse Asset Management, the Alternative Capital Division brings together its alternative investment activities, including the private equity and private fund groups.

Wealth & Asset Management reported net income of CHF 301 million for the second quarter of 2004, an increase of CHF 254 million and CHF 165 million compared to the second quarter of 2003 and the first quarter of 2004, respectively. This was principally due to increased investment related gains, asset management and administrative fees, and other revenues.

Wealth & Asset Management's second quarter 2004 net revenues were CHF 1,499 million, an increase of CHF 851 million, or 131%, compared to the second quarter of 2003. The increase was due to CHF 462 million related to the FIN 46R consolidation, with the balance due to gains on private equity investments and

Wealth & Asset Management revenue disclosure

in CHF m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Credit Suisse Asset Management	**588**	600	495	(2)	19	**1,188**	1,030	15
of which Alternative Capital	**106**	117	121	(9)	(12)	**223**	197	13
Private Client Services	**69**	72	69	(4)	0	**141**	138	2
Other	**0**	(1)	0	–	–	**(1)**	2	–
Total before investment related gains	**657**	671	564	(2)	16	**1,328**	1,170	14
Investment related gains [1]	**380**	127	84	199	352	**507**	153	231
Net revenues before minority interests	**1,037**	798	648	30	60	**1,835**	1,323	39
Minority interest revenues [2]	**462**	68	0	–	–	**530**	0	–
Net revenues	**1,499**	866	648	73	131	**2,365**	1,323	79

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other. [2] Reflects minority interest revenues relating to the FIN 46R consolidation.

higher asset management fees. Revenues before investment related gains in the second quarter of 2004 increased 16% to CHF 657 million compared with the second quarter of 2003 with higher asset management fees and, for alternative investments, higher performance fees. Second quarter 2004 investment related gains increased 352% compared to the second quarter of 2003, to CHF 380 million, principally from private equity gains. CHF 4.8 billion assets from private equity and other funds were consolidated in the balance sheet at June 30, 2004, under the FIN 46R consolidation compared to CHF 1.0 billion consolidated at March 31, 2004.

Operating expenses increased 7% to CHF 636 million in the second quarter of 2004 compared with the second quarter of 2003, with other expenses up primarily as a result of volume-related commission expenses at Credit Suisse Asset Management and increased compensation expenses reflecting increased revenues.

Wealth & Asset Management's net new assets were CHF 2.7 billion in the second quarter of 2004, compared to CHF 0.6 billion in the first quarter of 2004. The negative impact of foreign currency exchange rate movements reduced assets under management as of June 30, 2004, by CHF 6.0 billion, or 1.2%, compared to March 31, 2004.



Wealth & Asset Management key information

	2Q2004	1Q2004	2Q2003	6 months 2004	6 months 2003
Cost/income ratio	**42.4%**	72.1%	91.5%	**53.3%**	90.6%
Cost/income ratio (excluding minority interest revenues) [1]	**61.3%**	78.2%	91.5%	**68.7%**	90.6%
Compensation/revenue ratio	**18.4%**	32.0%	38.7%	**23.4%**	39.2%
Compensation/revenue ratio (excluding minority interest revenues) [1]	**26.6%**	34.7%	38.7%	**30.1%**	39.2%
Pre-tax margin	**57.6%**	27.9%	8.5%	**46.7%**	9.4%
Pre-tax margin (excluding minority interest revenues) [1]	**38.7%**	21.8%	8.5%	**31.3%**	9.4%
Return on average allocated capital	**96.6%**	48.8%	15.8%	**73.8%**	19.6%
Average allocated capital in CHF m	**1,246**	1,115	1,189	**1,184**	1,365
Net new assets in CHF bn					
Credit Suisse Asset Management [2]	**1.3**	0.2	(1.9)	**1.5**	(6.6)
of which Alternative Capital	**0.3**	0.7	(0.4)	**1.0**	(0.7)
Private Client Services	**1.4**	0.4	(1.8)	**1.8**	(0.6)
Total net new assets	**2.7**	0.6	(3.7)	**3.3**	(7.2)

[1] Excluding CHF 462 million, CHF 68 million and CHF 530 million in 2Q2004, 1Q2004 and 6 months 2004, respectively, in minority interest revenues relating to the FIN 46R consolidation. [2] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

in CHF bn	30.06.04	31.03.04	31.12.03	Change in % from 31.03.04	Change in % from 31.12.03
Assets under management					
Credit Suisse Asset Management [1]	**424.7**	430.9	412.7	(1)	3
of which Alternative Capital	**39.1**	34.0	31.1	15	26
Private Client Services	**64.6**	64.4	61.8	0	5
Total assets under management	**489.3**	495.3	474.5	(1)	3
of which advisory	**166.3**	163.8	158.3	2	5
of which discretionary	**323.0**	331.5	316.2	(3)	2
Active private equity investments	**1.2**	1.4	1.3	(14)	(8)
Number of employees (full-time equivalents)	**2,917**	2,948 [2]	2,967 [2]	(1)	(2)

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated. [2] Prior periods have been adjusted to conform to the current presentation.

Credit Suisse First Boston's businesses are managed on a US dollar basis. A majority of the business unit's revenues, expenses and assets are US dollar-based, as are its risk limits. Hence, a majority of its legal entities are required to designate US dollars as their functional currency. For these reasons, the results of Credit Suisse First Boston and its segments are provided in the following tables on a US dollar basis.

Credit Suisse First Boston

in USD m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Net revenues	**3,587**	3,891	2,980	(8)	20	**7,478**	6,067	23
Total operating expenses	**2,703**	2,979	2,601	(9)	4	**5,682**	5,088	12
Net income	**329**	607	156	(46)	111	**936**	592	58

Institutional Securities income statement

in USD m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Net interest income	**825**	834	703	(1)	17	**1,659**	1,308	27
Investment banking	**700**	672	656	4	7	**1,372**	1,249	10
Commissions and fees	**476**	610	469	(22)	1	**1,086**	916	19
Trading revenues including realized gains/(losses) from investment securities, net	**141**	999	577	(86)	(76)	**1,140**	1,541	(26)
Other revenues	**275**	83	87	231	216	**358**	72	397
Total noninterest revenues	**1,592**	2,364	1,789	(33)	(11)	**3,956**	3,778	5
Net revenues	**2,417**	3,198	2,492	(24)	(3)	**5,615**	5,086	10
Provision for credit losses	**64**	(17)	39	–	64	**47**	151	(69)
Compensation and benefits	**1,480**	1,801	1,476	(18)	0	**3,281**	2,818	16
Other expenses	**731**	678	678	8	8	**1,409**	1,381	2
Total operating expenses	**2,211**	2,479	2,154	(11)	3	**4,690**	4,199	12
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**142**	736	299	(81)	(53)	**878**	736	19
Income tax expense	**7**	206	169	(97)	(96)	**213**	233	(9)
Minority interests, net of tax	**41**	32	0	28	-	**73**	0	-
Income from continuing operations before cumulative effect of accounting changes	**94**	498	130	(81)	(28)	**592**	503	18
Cumulative effect of accounting changes, net of tax	**0**	0	(10)	–	–	**0**	(10)	-
Net income	**94**	498	120	(81)	(22)	**592**	493	20

Institutional Securities revenue disclosure

in USD m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Debt underwriting	**366**	318	363	15	1	**684**	612	12
Equity underwriting	**146**	194	129	(25)	13	**340**	211	61
Underwriting	**512**	512	492	0	4	**1,024**	823	24
Advisory and other fees	**188**	160	164	18	15	**348**	426	(18)
Total investment banking	**700**	672	656	4	7	**1,372**	1,249	10
Fixed income	**773**	1,495	1,222	(48)	(37)	**2,268**	2,635	(14)
Equity	**650**	884	732	(26)	(11)	**1,534**	1,261	22
Total trading	**1,423**	2,379	1,954	(40)	(27)	**3,802**	3,896	(2)
Other (including loan portfolio)	**294**	147	(118)	100	–	**441**	(59)	–
Net revenues	**2,417**	3,198	2,492	(24)	(3)	**5,615**	5,086	10
Commissions, fees and other	**530**	601	454	(12)	17	**1,131**	878	29
Trading revenues (principal transactions)	**246**	986	840	(75)	(71)	**1,232**	1,794	(31)
Net interest income	**647**	792	660	(18)	(2)	**1,439**	1,224	18
Total trading	**1,423**	2,379	1,954	(40)	(27)	**3,802**	3,896	(2)

Wealth & Asset Management income statement

in USD m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Net interest income	**33**	16	8	106	313	**49**	10	390
Asset management and administrative fees	**490**	507	428	(3)	14	**997**	838	19
Trading revenues including realized gains/(losses) from investment securities, net	**41**	35	54	17	(24)	**76**	92	(17)
Other revenues	**606**	135	(2)	349	–	**741**	41	–
Total noninterest revenues	**1,137**	677	480	68	137	**1,814**	971	87
Net revenues	**1,170**	693	488	69	140	**1,863**	981	90
Compensation and benefits	**213**	222	190	(4)	12	**435**	385	13
Other expenses	**279**	278	257	0	9	**557**	504	11
of which commission and distribution expenses	**169**	178	144	(5)	17	**347**	276	26
Total operating expenses	**492**	500	447	(2)	10	**992**	889	12
Income from continuing operations before taxes and minority interests	**678**	193	41	251	–	**871**	92	–
Income tax expense	**79**	30	5	163	–	**109**	8	–
Minority interests, net of tax	**364**	54	0	–	–	**418**	0	–
Income from continuing operations	**235**	109	36	116	–	**344**	84	310
Income/(loss) from discontinued operations, net of tax	**0**	0	0	–	–	**0**	15	–
Net income	**235**	109	36	116	–	**344**	99	247

Wealth & Asset Management revenue disclosure

in USD m	2Q2004	1Q2004	2Q2003	Change in % from 1Q2004	Change in % from 2Q2003	6 months 2004	6 months 2003	Change in % from 2003
Credit Suisse Asset Management	**456**	480	373	(5)	22	**936**	763	23
of which Alternative Capital	**81**	94	91	(14)	(11)	**175**	146	20
Private Client Services	**53**	58	52	(9)	2	**111**	102	9
Other	**0**	(1)	0	–	–	**(1)**	2	–
Total before investment related gains	**509**	537	425	(5)	20	**1,046**	867	21
Investment related gains [1]	**298**	101	63	195	373	**399**	114	250
Net revenues before minority interests	**807**	638	488	26	65	**1,445**	981	47
Minority interest revenues [2]	**363**	55	0	–	–	**418**	0	–
Net revenues	**1,170**	693	488	69	140	**1,863**	981	90

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other. [2] Reflects minority interest revenues relating to the FIN 46R consolidation.

Wealth & Asset Management key information

in USD bn	2Q2004	1Q2004	2Q2003	6 months 2004	6 months 2003
Net new assets					
Credit Suisse Asset Management [1]	**1.0**	0.2	(1.5)	**1.2**	(4.9)
of which Alternative Capital	**0.2**	0.6	(0.2)	**0.8**	(0.5)
Private Client Services	**1.1**	0.3	(1.3)	**1.4**	(0.5)
Total net new assets	**2.1**	0.5	(2.8)	**2.6**	(5.4)

in USD bn	30.06.04	31.03.04	31.12.03	Change in % from 31.03.04	Change in % from 31.12.03
Assets under management					
Credit Suisse Asset Management [1]	**335.6**	338.1	334.0	(1)	0
of which Alternative Capital	**30.8**	26.6	25.1	16	23
Private Client Services	**51.1**	50.6	50.0	1	2
Total assets under management	**386.7**	388.7	384.0	(1)	1
of which advisory	**131.4**	128.6	128.3	2	2
of which discretionary	**255.3**	260.1	255.7	(2)	0
Active private equity investments	**0.9**	1.1	1.0	(18)	(10)

[1] Credit Suisse Asset Management balances for Assets under management and Net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.